September 19, 2018

VIA EDGAR

Marianne Dobelbower

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AlphaCentric Prime Meridian Income Fund

File Nos. 333-216033 and 811-23230

Dear Ms. Dobelbower:

On February 13, 2017, AlphaCentric Prime Meridian Income Fund (the "Fund" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-2 (the "Registration Statement") with respect to the Fund. On March 15, 2017, you provided written comments to the Registration Statement. Please find below those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

1.       Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

Response. The Registrant has not submitted any exemptive applications or no-action requests in connection with the Registration Statement.

2.       Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

Response. The Registrant so confirms.

3.       What are the Fund's plans for distributing securities, i.e., will the Fund be sold only through certain channels? Please disclose.

Response. The adviser has confirmed to the Registrant that the Fund will be distributed through various channels and financial intermediaries including broker dealers and financial and investment advisors.

4.       In an appropriate location in the prospectus, please adopt and disclose a fundamental policy prohibiting the Fund from investing in loans that are of subprime quality at the time of investment.

Response. The Registrant has added such disclosure to the prospectus and SAI.

Cover Page

Investment Objectives

5.       The second paragraph discloses the Fund is not restricted by any borrower credit criteria or credit risk limitations. Please delete this sentence consistent with general comment 4 above.

Response. The Registrant has delete the disclosure as requested.

Securities Offered

6.       Please confirm whether the Fund must achieve a minimum amount of sales in order to proceed with the offering. Please add disclosure that describes the risks involved if the Fund does not achieve adequate capitalization.

Response. The adviser has confirmed to the Registrant that no minimum amount of sales must be achieved in order to proceed with the offering. The Registrant has added disclosure that describes the risks involved if the Fund does not achieve adequate capitalization.

7.       The final paragraph of the Cover Page notes several key risk factors in bold. Please disclose each of these key risk factors in a separate bullet point.

Response. The Registrant has made the revisions requested.

8.       Please add a bold and bulleted statement explaining that substantially all of the Fund's investments will be loans that are unsecured or undercollateralized.

Response. The Registrant has added the statement requested.

Prospectus Summary

General Comments

9.       Does the Fund intend to securitize pools of loans that it acquires or engage in other forms of structured finance origination in the normal course of business? If so, please disclose in the Prospectus.

Response. The Fund does not engage in structured finance origination and amended disclosures accordingly.

Investment Objective and Policies

10.       The disclosure states the Fund may invest in online loans "originated through a marketplace lending platform (or an affiliate)." In your response, please confirm that the Fund may not purchase loans originated by AlphaCentric affiliates. Please revise the disclosure to add clarity.

Response. The Registrant confirms that it will not purchase loans originated by AlphaCentric affiliates. The reference to "affiliate" was regarding affiliates of marketplace lending platforms. The disclosure has been revised accordingly.

11.       With respect to the Fund's stated intention to provide loans, credit lines or other extensions of credit to a marketplace lending platform, please disclose if such investments are considered below investment grade; if so, add disclosure explaining that such investments may be categorized as "junk" or "high yield." Please disclose if the Fund expects that such loans will have a security interest over any assets of the platforms, explain if the Fund will have priority over such collateral, or whether such investments are expected to be unsecured obligations of the platform.

Response. The loans, credit lines or other extensions of credit to a marketplace lending platform may be considered below investment grade, so the Registrant has revised the disclosure as requested. The Fund generally expects that such loans will have a security interest over platform assets and have a priority interest over the collateral but has described the loans as secured or unsecured.

12.       The definition of Marketplace Lending Instruments on this page differs from the definition on the cover page. Please reconcile. Please disclose with specificity what is meant by "other transactions that provide the Fund with investment exposure to Marketplace Loans."

Response. The Registrant has reconciled the definitions. "Other transactions that provide the Fund with investment exposure to Marketplace Loans" refers to other potential investments that have not yet been identified or known, which may provide exposure to Marketplace Loans. An example of this would be newly discussed Marketplace Lending credit default swaps, which could be potentially useful for hedging credit risk. The Registrant has added these securities to the disclosure.

13.       The Staff notes that the Fund may invest up to 20% of its gross assets outside of the 80% basket for Marketplace Lending Instruments. Does the Fund anticipate holding significant amounts of uninvested cash or other short-term fixed income securities in the regular course of operations or otherwise (for example, during the initial stages of investing offering proceeds in accordance with the principal strategy)? If so, consider whether it is appropriate to add disclosure to explain that cash and cash equivalents are included in the principal investment strategy, and/or to the risk factors section, to explain that the Adviser will receive a management fee on gross assets, even if the Fund is not at all times fully invested.

Response. The Fund does not intend to hold significant amounts of cash in the regular course of business.

14.       The disclosure states that the sub-advisor uses a proprietary model that scans and eliminates loans; however on p. 16, the disclosure states that the sub-advisor will not review each individual Marketplace Loan to which the Fund has investment exposure. Please clarify whether the sub-advisor reviews each loan individually before determining whether to invest.

Response. The Registrant does not believe the disclosure noted is contradictory. The disclosure on page 16 explains that rather than review each individual loan, the sub-advisor imposes minimum quantitative and qualitative criteria on the loans in which it will invest by limiting the Fund's loans to the loan segments and platforms selected by the sub-advisor using its proprietary model. The Registrant has reworded the disclosure on page 16 to reflect this more clearly.

15.       The disclosure notes that the sub-advisor's proprietary model eliminates loans that it determines "have a higher likelihood of default." Please clarify the disclosure to indicate the benchmark against which the sub-advisor is reviewing the likelihood of default and how it determines which loans to exclude.

Response. The Fund determines likelihood of default based on the historical loan performance of the loans originated at the specific platform where the new loans are being purchased. The disclosure has been revised to state this. The determination regarding which loans to exclude is described in our response to Comment 16 below.

16.       The disclosure states the advisor invests the Fund's assets in loans that meet the model's "criteria." Please disclose the criteria considered by the sub-advisor to include a loan in the Fund, i.e. does the sub-advisor review each borrower's FICO score? Also, please disclose the minimum FICO score for borrowers that the Fund will accept, and indicate whether these loans are prime or superprime.

Response. The sub-advisor's loan purchase criteria varies based upon each origination platform's underwriting model; however, generally, loans are filtered based on FICO score, debt-to-income ratios, number of credit inquires, and similar creditworthiness criteria. To not be excluded by the model, the loans must not be in a bottom quantile in model score for projected delinquency rate, when compared with other loans in the same segment with similar interest rate range and term. The percentile cut-off is dependent on the return outlook of the specific segment (e.g. a higher model score cut-off is needed in a below average performing loan segment), as well as available inventory (e.g. loan segments with ample inventory will often have a higher cutoff score). There is no specific FICO score minimum used by the Fund, but the Fund will ensure that the average weighted FICO remains at or above 660 at all times, which is above the minimum FICO required to be a prime borrower.

17.       The disclosure states the sub-advisor may invest in debt securities as an alternative to Marketplace Lending Instruments. Disclose the specific types of debt securities in which the Fund may invest, and if such investments will be principal, include appropriate risk disclosure.

Response. The alternative debt securities in which the Fund may invest are presently described as corporate debt securities, U.S. government debt securities, short-term debt securities, asset-backed securities, exchange-traded notes, loans other than Marketplace Loans, including secured and unsecured senior loans, and cash and cash equivalents. The registrant believes related appropriate risk disclosure is presently included.

Leverage

18.       The disclosure states the Fund may obtain financing to invest in "alternative lending-related securities." Please supplementally explain and revise the disclosure to clarify what these securities are and how they are different from Marketplace Lending Instruments. Please also revise the disclosure to reflect the same.

Response. The Fund may obtain financing to make investments in Marketplace Lending Instruments. The Registrant has revised the disclosure to state this.

19. Please disclose with specificity the types of derivative instruments to be used, the purpose of those instruments, and the incumbent risks.

Response. The Fund will not invest in derivative instruments as a principal strategy, so the disclosure has been removed.

Subsidiaries

20. The disclosure states the Fund will invest in wholly-owned and controlled subsidiaries in "alternative lending-related securities." Define "alternative lending-related securities" and clarify what these securities are.

Response. The Fund will not be investing through a subsidiary, so the disclosure has been removed.

21. For each subsidiary, provide details regarding the business purpose of the investment. For each subsidiary, provide details regarding the vehicle's jurisdiction of organization and corporate form. Please confirm the following:

a.       that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

b.       that each investment adviser to the subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may combined.

c.       that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

d.       that the financial statements of the subsidiary will be consolidated with those of the Fund.

e.       any management fee (including any performance fee) payable to the advisor of the subsidiary will be included in "Management Fees" and the expenses of the subsidiary will be included in "Other Expenses" in the Fund's fee table.

Response. Please see our response to Comment 20.

Marketplace Lending

22. The disclosure states a limited number of platforms originate Marketplace Loans and that the Fund anticipates that a substantial portion of its investments will originate from one of these platforms. Please provide the following disclosure if the Fund anticipates investing 25% or more of its assets in loans originated by a single platform.

a.       Please include disclosure in the Registration Statement, and in the Fund's periodic reports (when applicable), the following disclosure: the name of each platform through which the Fund invests greater than 25% of its assets, a description of the platform and a discussion of any unique risks that the platform presents.

b.       In the appropriate section of the Registration Statement, please disclose that the purchase of whole loans through an alternative lending platform involves the purchase of "securities" under the 33 Act, issued by the originating platforms, and that the purchase of whole loans by the Fund involves the purchase of securities.

c.       In addition, please confirm in your response letter that the Fund understands that the platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform will be considered a "co-issuer" of the Fund under Rule 140 of the 33 Act.

d.       Confirm in your response letter that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that platform, and that platform would need to execute the Registration Statement as an issuer and would have issuer liability under the 33 Act for the disclosure contained in the Registration Statement.

e.       In the event the 45% threshold is crossed after the Registration Statement is declared effective, please confirm that the Fund will file a POS 8C promptly to comply with the requirements in (d) above.

f.       Furthermore, the principal investment strategy of the Fund includes investments in asset-backed securities representing pools of Marketplace Loans. Please confirm that for the purposes of determining whether any individual platform is considered a "co-issuer" under the 33 Act, the Fund will look through the special purpose vehicle and aggregate all loans issued by individual platforms.

Response. The Fund anticipates investing 25% or more of its assets in loans originated by a single platform.

a.       The Fund has added the disclosure requested.

b.       The Fund has added the disclosure requested with respect to notes or other debt instruments issued by platforms. The loans purchased from platforms are obligations of the underlying borrower and not the platform. Consequently, the Registrant believes it would be misleading to prospective shareholders to describe these purchased loans as obligations of a platform when the platform has no obligation to pay these debts of others.

c.       The Fund does not intend to invest 45% or more of its assets in the loans sold by a single platform. The Fund is unable to concur with an interpretation that a platform is a co-issuer under Rule 140. The Fund respectfully submits to the Staff that Rule 140 does not apply to the Fund and its proposed operations. Specifically, the Rule states that "[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, … to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the Act." But here the chief part of the Fund's business consists of purchasing whole loans which are not the securities of nor obligations of the platforms. The Registrant acknowledges that under certain situations such as those of a master-feeder fund, the master fund is deemed to be a co-issuer with the feeder fund. However, the facts of the Registrant's situation are not aligned to those of the classical master-feeder arrangement.

d.       The Fund so confirms such an understanding.

e.       The Fund so confirms that if a platform were declared a co-issuer or if the Fund was declared an underwriter it would file a POS 8C promptly.

f.       The Fund so confirms.

23.       If the Fund intends to invest in platforms outside of the U.S., disclose any differences in the foreign regulatory regime and any additional risks.

Response. The Fund does not intend to invest in platforms outside the U.S.

24.       Please disclose whether the Fund anticipates that Marketplace Loans (and Marketplace Lending Instruments, in general) will be fixed rate or floating rate loans. In the case it is the latter, please add disclosure regarding which reference rate will be typically used.

Response. The Marketplace Loans and Marketplace Lending Instruments will be fixed rate. The Fund has added the disclosure requested.

25.       The disclosure states that the Fund will enter into purchase agreements with platforms. Will the Fund be obligated to commit to purchase a certain amount of loans from the platforms under the purchase agreement?

Response. The Fund will not be obligated to commit to purchase a certain amount of loans from the platforms under the purchase agreements.

Marketplace Loans and Pass-Through Notes

26.       With respect to pass-through notes, please explain in your response whether the Fund will have the ability to enforce rights against delinquent borrowers or collateral directly.

Response. Because the platforms provide collections services as part of their servicing agreement, the Fund only has an indirect ability to enforce rights against delinquent borrowers in that it can request that the platforms take direct action.

27.       The Fund may purchase (a) Marketplace Loans either individually or in aggregations, and (b) pass-through obligations issued by a platform, including in interests that represent fractional portions of individual loans. With respect to aggregations of whole loans, disclose the quantitative and qualitative criteria that the Fund expects to impose with respect to individual loans. With respect to fractional loans, do such investments have varying priority over the receipt of payments from the borrower or over collateral? How are the rights of each investor, including the Fund, in such investments established (i.e. what is the operative legal document)? Are there any legal precedents that establish the extent to which contractual agreements between lenders are going to be respected in bankruptcy proceedings?

Response. All loans must meet the Fund's purchase criteria, whether whole or fractional. While the criteria for loan purchases is specific to each platform from where the loans are originated, they all must be issued by approved platforms, using the platform's own standard underwriting methodology, and meet the Adviser's proprietary purchase criteria.

Regarding priority of payments, fractional and whole loans have equal priority for payments as the Borrower Dependent Note structure for the fractional interest are the registered holders of all the fractional interests in a loan, which are treated no differently than any other loan holder, and the loans of which are effectively whole loans when aggregated.

28.       In the second full paragraph on page 3, define "SME lenders."

Response. The Fund has revised the disclosure as requested

Asset-Backed Securities

29.       With respect to investments in asset-backed securities representing pools of Marketplace Loans, please explain in your response how the costs associated with such investments will be reflected in the Fee Table. Does the Fund intend to focus on particular tranches?

Response. Because asset-backed securities are not investment companies for purposes of the fee table disclosure (such as under acquired fund fees and expenses), nor are they consolidated subsidiaries, the operating expenses asset-backed securities are not included in the Fund's expenses. The Fund does not intend to focus on particular tranches.

30.       The disclosure states the Fund may invest in both the senior tranches of the SPVs, as well as the "residual" tranches. Please add appropriate disclosures that describe the relationship between the tranches, explaining the cash flow waterfalls, overcollateralization of senior tranches, the risks of equity and junior tranches as the "first loss" pieces in the structure, etc.

Response. The Fund has added the following disclosure:

A securitization is the financial practice of pooling various types of debt, such as Marketplace Loans, and selling their related cash flows to investors as securities through vehicles like SPVs. Investors are repaid from the principal and interest cash flows collected from the underlying debt and redistributed through the capital structure of the new financing. The "senior" parts, or tranches, of a securitization generally receive the first cash flows until their statement amount is collected, and at such time the remaining cash flows are then distributed to the "junior" tranches. Senior parts are sometime "over collateralized" to enhance their quality relative to the other securities. The process of distributing the cash flow to the various tranches is known as a "waterfall." The most senior tranche is the A, followed by the B tranche, etc. The most junior tranche of all is the equity piece, also known as the Residual or "R". Senior tranches are less risky because they receive the first cash flows, whereas junior tranches are riskier as their returns are subject to the senior tranches being paid first.

Private Investment Funds

31.       The Fund may purchase interests in private funds that invest in Marketplace Loans, up to 10% of its assets. Does the 10% limitation apply to all private funds, including those that rely on an exclusion from the definition of investment company in Section 3(c)(1) and 3(c)(7), and also to private funds that rely on Section 3(a)(1)(c), 3(c)(5)(A) or (B)?

Response. The 10% limitation applies to all private funds, including those that rely on an exclusion from the definition of investment company in Section 3(c)(1) and 3(c)(7), and also to private funds that rely on Section 3(a)(1)(c), 3(c)(5)(A) or (B).

32.       In the risk sections of the Registration Statement, please add disclosures discussing the various risks associated with investments in such vehicles:

a.       Please disclose that the Fund intends to make commitments to purchase shares of such private investment funds or otherwise make unfunded commitments. Please disclose the risks of the Fund failing to fund a capital call issued by an underlying fund, including a summary of the typical default provisions and remedies to which the Fund may be subject.

b.       Please disclose market risks that may make it more difficult for the Fund to fund capital calls.

c.       In your response, please represent to the Staff that the Fund will at all times have sufficient assets that, in the Fund's reasonable belief, will provide cover to allow it to satisfy all such unfunded commitments.

d.       Please disclose that such private funds impose another level of fees, both management and incentive fees, which results in higher costs for the Fund and, therefore, for the Fund's shareholders. Please explain if such funds may charge fees on uncalled capital commitments and explain related risks associated with such fee structure.

e.       Please explain to the Staff how investments in such funds will be valued. To the extent that the Fund will use valuations that are prepared by the investment funds, please discuss whether such valuations are required to be verified by an independent pricing agent. Please disclose whether the Fund intends to invest in private funds that comply with Rule 206(4)-2 of the Investment Advisers Act of 1940 by sending investors annual financials that are audited by an independent public accountant that is registered with, and subject to regular inspection by, the PCAOB.

f.       Please confirm that costs associated with investments in private funds, as well as in registered investment companies and any other Section 3(c)(1) and 3(c)(7) funds, will be reflected in the Fee Table. Please add appropriate disclosures regarding any assumptions that are made about the average fees charged by private fund advisers.

Response.

a.       The Fund does not invest in private funds that make capital calls.

b.       Please refer to a. above.

c.       Please refer to a. above.

d.       The Fund has enhanced the disclosure that such private funds impose another level of fees, both management and incentive fees, which results in higher costs for the Fund and, therefore, for the Fund's shareholders. As to fees on uncalled capital commitments, please refer to a. above.

e.       Valuation for investments in private funds will initially be at the value provided by the underlying fund, the value for which will be received by the Fund's independent administrator, updated using the Fund's fair value policy, and verified annually by the Fund's independent auditor. The private funds will comply with Rule 206(4)-2 of the Investment Advisers Act of 1940 by providing annual financials that are audited by an independent registered public accountant that is registered with, and subject to regular inspection by, the PCAOB.

f.       The Fund confirms that costs associated with investments in private funds, as well as in registered investment companies and any other Section 3(c)(1) and 3(c)(7) funds, will be reflected in the Fee Table, including appropriate disclosures regarding any assumptions that are made about the average fees charged by private fund advisers.

Investment Advisor and Fee

33. It is the Staff's position that any fee waived or expense reimbursed must occur within three years of the specific waiver or reimbursement. In addition, any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. (See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73) Please confirm that the Fund's policy aligns with this position and revise the disclosure as applicable.

Response. The Fund confirms that its policy aligns with this position and has revised the disclosure accordingly.

Repurchase of Shares

34. Because Marketplace Loans are illiquid, and this is an interval fund, please disclose how the Fund will meet the requirements of Rule 23c-3(b)(10).

Response. The Fund will have significant notice of redemptions so that it can ensure enough liquidity to meet redemption requests. The Fund will accumulate cash from the loan portfolio in the amount equal to the total of redemptions requested. This can be accomplished because Marketplace Lending loans are shorter in duration and provide significant monthly cash flow. Additionally, the Fund presently recites a summary of its means to ensure enough liquidity to meet redemption requests.

Summary of Risks

35. Consider whether the following risks are principal to the Fund and should be included in the Summary of Risks:

a.       Interest Rate Risk;

b.       Cybersecurity Risk;

c.       No operating history; and non-listed, closed-end Fund Risk.

Response. The Fund has added interest rate risk and no operating history risk. The Fund believes the existing disclosure adequately covers non-listed closed end fund and cybersecurity risks.

36. Under the heading, "Distribution Policy Risk," please revise the first sentence to state in plain English the Fund's distribution policy and the risk of that policy (i.e. the Fund may make distributions by returning investor principal, which is also known as return of capital and that such distributions are not tied to the Fund's investment income and capital gains and do not represent yield or investment return in the Fund's portfolio).

Response. The Fund has made the revision requested.

37. Under the heading, "Geographic Focus Risk," please disclose if the Fund will be concentrated in a particular geographic area as a principle strategy and if so disclose the risks associated with that area.

Response. The Fund does not expect to focus on a particular geographic area as a principal strategy, so it has not revised the disclosure.

38. Under the heading, "Leverage Risk," clarify the first sentence, which indicates the Fund may obtain financing to make investments in marketplace lending-related securities. Please confirm if by "financing" the Fund intends to borrow money and if so, please state. Please also explain that because the Fund's management fee is charged on gross assets, the Adviser has an incentive to cause the Fund to incur additional leverage.

Response. The Fund may borrow money to purchase the Marketplace Lending Instruments. The Fund has revised the disclosure as requested.

39. Please add risk disclosure explaining the tax risks of the platforms being deemed "issuers" under Subchapter M and explain how this could impact the Fund's ability to qualify as a registered investment company under Subchapter M of the Internal Revenue Code (the "IRC").

Response. The Fund believes this risk is remote and that to include such a risk disclosure would be of a speculative nature and likely confusing to prospective shareholders.

40. If the Fund will invest in CLOs, please include additional disclosure discussing risks related to equity and junior debt tranches of CLOs. Please highlight the special risks associated with investing in such instruments; e.g. that such investments are highly levered, that they may be riskier and less transparent than direct investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the CLO vehicles, etc.

Response. The Fund does not invest in CLOs.

Fund Expenses

41.       Please provide the completed fee table and expense.

Response. The fee and expense tables have been completed.

42.       In the third footnote to the fee table, the disclosure states the Expense Limitation Agreement will remain in effect until at least [_]. Please confirm the agreement will be in place for a year from the effective date of the registration statement.

Response. The Fund so confirms and will update disclosures accordingly following the Fund’s effectiveness.

43.       Please disclose if there is a redemption fee, and if so, please reflect it in the fee table.

Response. There is no redemption fee.

44.       Please disclose the amount of offering proceeds assumed in calculating the fee table, and explain supplementally why that figure is a reasonable estimate.

Response. The Registrant has included assumed offering proceeds. The Registrant believes the assumed Fund size is a reasonable estimate based on the sub-advisor's experience with similar privately-offered funds and the general popularity of similar publicly-offered funds.

Use of Proceeds

45.       The disclosure states that the Fund will invest net offering proceeds "as soon as practicable after receipt." If the Adviser expects the investment period to exceed three months, disclose the reason for such delay. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please confirm in your response. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response. The Fund does not expect the investment period to exceed three months. The Fund acknowledges that, to the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives.

Investment Objectives, Policies and Strategies

Investment Philosophy and Process

46.       The last sentence of the second paragraph in this section states the sub-advisor seeks to "allocate [the Fund's] assets to the segments identified as being the most attractive on a risk-adjusted return basis." Please disclose the general range of interest rates charged to the Marketplace Loans that are expected to be in the Fund's portfolio and explain that higher rates reflect higher risks, including higher risk of default, associated with such investments.

Response. The Fund has added the disclosure requested.

47.       The disclosure states that the sub-advisor will seek loans that are originated from platforms that "have met the sub-advisor's minimum requirements related to, among other things, loan default history and overall borrower credit quality." Please include a discussion of such minimum requirements.

Response. The sub-advisor's minimum requirement for platform loan origination include: borrowers with FICO not in the subprime category; no bankruptcies in the last 18 months, and a maximum debt to income ratio of 50% (including loan being applied for). The sub-advisor will consider other criteria such as credit history length and inquiries, where there are no hard global limits, but may be important depending on an origination platform's borrower population.

48.       The disclosure states that the sub-advisor will perform an analysis of the historical "loan tapes" of platforms. Please disclose the period of time that will be typically analyzed, whether the analysis begins with the platform's inception or if it will cover a short period.

Response. The disclosure already indicates that it is for a period since the platform's inception, so the Fund has not revised the disclosure.

49.       The disclosure states the sub-advisor does not expect to review each individual Marketplace Loan prior to investment, but expects that it will impose minimum "quantitative and qualitative criteria." It is further explained that, in effect, this means that the sub-advisor "expects to adopt the minimum investment criteria inherent in a loan segment or imposed by a platform that it has identified as having the appropriate characteristics for investment." Please clarify whether the Fund expects to provide platforms with independent criteria set by the Fund or if it expects to rely on the platform's grading. If it is the latter, to what extent does platform grading incorporate the minimum qualitative and quantitative criteria used by the Adviser? Are factors given the same weight?

Response. The adviser will further filter the loans based on independent criteria after they have been filtered by each platform's own independent underwriting and loan grading methodologies. Factors are not weighted but serve as a combined screening device.

50.       It is disclosed that the sub-advisor does not intend to invest through platforms where it cannot "evaluate to its satisfaction the completeness and accuracy of the individual loan data provided by the platforms" relevant to determining the existence and valuation of the loans purchased and utilized in the accounting of the loans. In this regard, the Staff notes that "completeness and accuracy" are the financial statement assertions relevant to the integrity of the data used to account for the loans. Please also revise the parenthetical explanation to state that the sub-advisor's belief must be reasonable.

Response. The Fund has revised the parenthetical as requested.

Marketplace Lending

51.       Describe the Fund's accounting policy for placing a Marketplace Loan investment on nonaccrual status.

Response. Loans that are on nonaccrual status are considered defaulted and are charged off from the portfolio. Nonaccrual status is typically after the loan is 120 days past due, and when accrual for principle and interest stops. Collections on defaulted loans are done by the platforms, with varying degrees of success. Any collections that are recovered are shared between the Fund and the platform.

52.       With regard to the Financial Statement disclosure, to be Regulation S-X 12-12 compliant, the Fund must disclose the platform as the issuer of each loan (in the schedule of investments) and list the ten largest platforms in which the Fund invests.

Response. The Registrant will make a line item disclosure of each loan as required by Regulation S-X 12-12, but notes that each platform from which the Fund purchased a loan is not the issuer of the loan nor obligated to pay the note.

Private Investment Funds

53.       The Fund discloses that it may invest up to 10% of its assets in private investments funds, and that the structure of the investment creates diversification and reduces operator credit risk. Confirm the private investments in which the Fund may invest are unaffiliated.

Response. The Fund so confirms.

Determination of Net Asset Value

54.       Please disclose the valuation methodologies that the Fund and independent pricing agents expect to use in valuing Marketplace Lending Instruments.

Response. As described in the prospectus, loans are fair valued using inputs that take into account borrower-level data that is updated as often as the NAV is calculated to reflect new information regarding the borrower and loan. Such borrower-level data will include the borrower's payment history, including the payment, principal and interest amounts of each loan and the current status of each loan, which will allow the Advisor or sub-advisor to determine, among other things, the historical prepayment rate, charge-off rate, delinquency and performance with respect to such borrower/loan. The Fund will use that information to forecast individual loans' future cash flows. The forecasted cash flows are then discounted based on a custom discount rate, calculated using the inputs of the interest rates of treasury securities and new loan issuances.

55.       Disclose in this section, as well as in the valuation policy footnote to the Fund's financial statements when issued, that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level and (2) fair valuation will be performed using inputs which incorporate borrower level data.

Response. The disclosure in this section already contains the information requested.

56.       Please confirm in correspondence that the Fund's financial statements will classify the loans in which the Fund invests as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.

Response. The Fund so confirms.

Statement of Additional Information

57.       The Fund has adopted a fundamental policy not to invest greater than 25% of total assets in a single industry of group of industries, other than "diversified financials." What classification system is the Fund using?

Response. The Fund describes and defines diversified financials for the purpose of identifying Marketplace Lending Platforms as an industry type. The SIC and NAICS classification schemes typically used by funds do not address or classify Marketplace Lending Platforms and do not provide a means to identify a single industry of group of industries.

58.       Please include Regulation S-X compliant financials of the predecessor Fund for the previous two years.

Response. The Fund will not be formed through a predecessor Fund.

59.       Please include the auditor's consent before effectiveness.

Response. The Fund will include the consent requested.

60.       Please include audited seed financial statements before effectiveness.

Response. The Fund will include the financial statements requested.

Exhibits

61.       Please confirm that the Fund has received an opinion of counsel regarding the Fund's ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response. The Fund does not believe it is customary nor required to obtain such an opinion.

If you have any further questions or additional comments, please contact Parker D. Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport